UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 11, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Calavo Growers, Inc.

File No. 000-33385 - CF#26933

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Calavo Growers, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 1, 2011 and amended on January 10, 2012.

Based on representations by Calavo Growers, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1   through May 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director